SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 1, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item	Page
Press Release of the Company dated September 1, 2004 announcing that data from its Phase IIb BLP25 Liposome vaccine trial will be presented at the 29th European Society for Medical Oncology Congress in Vienna, Austria on November 1, 2004	3

Signature	5

News Release
FOR IMMEDIATE RELEASE

BIOMIRA’S BLP25 LIPOSOME VACCINE PHASE IIB DATA SUBJECT OF
EUROPEAN SOCIETY FOR MEDICAL ONCOLOGY (ESMO) PRESENTATION

EDMONTON, ALBERTA, CANADA — September 1, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) and its collaborator, Merck KGaA of Darmstadt, Germany, announced today that data from the Companies’ Phase IIb BLP25 Liposome vaccine (L-BLP25) trial has been accepted as the subject of a presentation at the 2004 Meeting of the European Society for Medical Oncology (ESMO). The 29th ESMO Congress is to take place in Vienna, Austria, October 29 — November 2, 2004. The lead investigator for the Phase IIb trial and scheduled ESMO presenter is Dr. Charles Butts, Medical Oncologist, of the Cross Cancer Institute, Edmonton, Alberta. Dr. Butts’ presentation is planned for November 1, 2004, at 3:25 p.m. (Austrian time: GMT +1). The presentation is entitled, “A multicenter phase IIb randomized study of liposomal MUC1 vaccine for immunotherapy of non-small cell lung cancer (NSCLC); L-BLP25 Non-Small Cell Lung Cancer Study Group.”

ESMO

ESMO is the leading European Society that provides education and guidelines for medical oncologists to ensure optimal care for cancer patients.

The Society continues to grow and includes representatives from every European country and the six major geographical regions of the world.

The Companies

Biomira’s collaborator for L-BLP25 is Merck KGaA. Merck is a global pharmaceutical and chemical company with sales of EUR 7.2 billion in 2003, a history that began in 1668, and a future shaped by 28,300 employees in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 74 per cent interest and free shareholders own the remaining 26%. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917.

Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

-more-

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

# # #

Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director, Investor Relations 780-490-2812

U.S. Media

Daniel Budwick
BMC Communications Group
212-477-9007 ext. 14

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: September 1, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer